EXHIBIT 5


                                [Ovid Letterhead]


                                                                 October 5, 1998
To the Stockholders of
Ovid Technologies, Inc.:

     We are pleased to inform you that on September 29, 1998, Ovid Technologies, Inc. ("Ovid" or the "Company") entered into an Agreement and Plan of Merger
(the "Merger Agreement") with Wolters Kluwer U.S. Corporation ("Parent") and
OTI Acquisition Corp. ("OTI Acquisition"), an indirect wholly owned subsidiary of Parent, pursuant to which OTI Acquisition has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, $.01 par value per share (the "Shares"), of the Company, for $24.59 per Share in cash. Under the terms of the Merger Agreement, following the successful completion of the Offer, OTI Acquisition will be merged (the "Merger") with and into the Company and all Shares not purchased in the Offer (other than Shares held by Parent, OTI Acquisition or any other wholly owned subsidiary of Parent, Shares owned by the Company as treasury stock, and Shares held by stockholders who have properly exercised appraisal rights under Delaware law, if any) will be converted into the right to receive $24.59 per Share in cash.

     In addition, following consummation of the Merger, all outstanding stock options of the Company, whether or not then vested, will be converted into the right to receive from the Company an amount of cash equal to the product of (i) the number of Shares subject to such options and (ii) the excess of $24.59 over the exercise price of such option.

     Your Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and has determined that the Offer and the Merger are fair to and in the best interests of Ovid's stockholders. The Board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission including, among other things, the opinion of Goldman, Sachs & Co., the Company's financial advisor, to the effect that, as of September 29, 1998, the $24.59 in cash to be received by the Company's stockholders in the Offer and the Merger is fair from a financial point of view to the Company's stockholders. The full text of the written opinion of Goldman, Sachs & Co., dated September 29, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to the Schedule 14D-9 as Annex A. All stockholders are urged to, and should, read the opinion of Goldman, Sachs & Co. carefully in its entirety


     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated October 5, 1998, of OTI Acquisition, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.


                                     Sincerely,



                                     /s/ Mark L. Nelson
                                     ----------------------------------
                                     Mark L. Nelson
                                     PRESIDENT AND CHIEF EXECUTIVE OFFICER